EXHIBIT 99.1

Evaxion granted 180-day compliance extension by Nasdaq as it restores equity above minimum requirement

  Following a constructive Nasdaq hearing panel on January 7, 2025, Evaxion has been granted a 180-day extension in relation to the Nasdaq minimum equity requirement
  Evaxion has currently restored its equity above the minimum requirement through exercise of prefunded warrants and sales through its ATM-facility providing $7.8 million, extending its cash runway until Q4 2025
  The conversion of Evaxion’s EIB-loan to equity is still expected to be completed in Q1, 2025, which is expected to boost equity
  Evaxion continues to see strong progress in ongoing business development discussions which is expected to further support equity going forward

COPENHAGEN, Denmark, January 28, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has received notice from the Nasdaq Stock Market LLC (“Nasdaq”) that it has been granted a 180-day extension to comply with Nasdaq’s minimum stockholder’s equity requirement. Meanwhile, Evaxion has already restored its equity above the Nasdaq minimum requirement.

The extension allows Evaxion until May 12, 2025, to formally evidence compliance with Nasdaq listing rule 5550(b)(1) requiring stockholders’ equity of at least $2.5 million. Evaxion requested extension before a Nasdaq hearings panel, presenting the company’s plan to regain and stay in compliance and maintain its Nasdaq listing, which has so far been successfully executed and tracking ahead of plan.

In recent weeks, Evaxion has restored its equity above the $2.5 million minimum through exercise of prefunded warrants and sales of its American Depositary Shares through its ATM-facility. This has also extended the company’s cash runway until the fourth quarter of 2025. In total, Evaxion has secured additional cash and equity amounting to $7.8 million through these means.

Further, Evaxion are in discussions with the European Investment Bank (EIB) about conversion of €3.5 million out of Evaxion’s €7 million loan with EIB, which is expected to increase Evaxion’s equity by $3.7 million (€3.5 million) immediately upon completion and help Evaxion continue to remain in compliance. An agreement between Evaxion and EIB would be subject to certain conditions and is still expected to be finalized and implemented in the first quarter of 2025, e.g. before the new deadline set by Nasdaq.

“We welcome the extension by Nasdaq and will work to formally evidence compliance with the equity requirement and thus maintain our listing. Already, our equity and cash position has been significantly strengthened, and we continue to pursue other strategies to further increase our stockholder’s equity. We continue to see a strong interest in potential partnerships from external parties and has a strong pipeline of potential business development agreements making us confident in meeting our 2025 milestone of at least two new business development agreements”, says Christian Kanstrup, CEO of Evaxion.

Notwithstanding the foregoing, there can be no assurance that Evaxion will be able to meet the deadlines or conditions imposed by the Nasdaq hearings panel or regain compliance with all applicable requirements for continued listing. Additionally, the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any hearing panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review the hearing panel’s decision, it may affirm, modify, reverse, dismiss or remand the decision to the hearing panel.

Background
Following a deficiency letter from Nasdaq received on May 7, 2024, for failure to maintain stockholders’ equity of at least $2.5 million, Evaxion presented a plan to Nasdaq for how to regain compliance and was granted on June 13, 2024, a 180-day extension to comply with the equity requirement. This extension expired on November 4, 2024, prompting a delisting determination from Nasdaq as per standard procedure.

Evaxion appealed the delisting determination immediately by requesting a hearing on the matter and seeking another extension. Following a constructive Nasdaq hearing panel on January 7, 2025, the extension has now been granted as per Evaxion’s request.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.